

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 6, 2017

Rayna Austin
Chief Financial & Accounting Officer
RC-1, Inc.
110 Sunrise Center Drive
Thomasville, NC 27360

**Re: RC-1, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed April 6, 2017
File No. 333-210960**

Dear Ms. Austin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures

Management's Report on Internal Controls over Financial Reporting, page 21

1.   We note your statement "Based upon an evaluation of the effectiveness of our disclosure controls and procedures performed by our Chief Executive Officer as of the end of the period covered by this report, our Chief Executive Officer concluded that our disclosure controls and procedures have not been effective as a result of a weakness in the design of internal control over financial reporting identified below." However, you have not disclosed the weakness in the design in internal controls over financial reporting. Please revise to disclose the weakness in the design in internal controls over financial reporting.

2.   We note that you have not specifically provided a conclusion on the effectiveness of your internal controls over financial reporting. Please amend your Form 10-K to clearly and specifically state a conclusion on your evaluation of the effectiveness of your internal controls over financial reporting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure